SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: January, 2020	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

400 – 10220 103 Avenue NW

Edmonton, Alberta

Canada T5J 0K4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐                     Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: January 16, 2020	By:	/s/ Theresa B. Y. Jang
	Name:	Theresa B. Y. Jang
	Title:	Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Press Release – Stantec Selected as Lead Designer for Battery Coastal Resilience Project in Lower Manhattan

The $129 million, 4-year project will involve raising the waterfront esplanade at Battery Park to protect against rising tides and ensure usability over the next 80 years